SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Lee Enterprises, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

523768109

(CUSIP Number)

J. Carlo Cannell

Cannell Capital LLC

245 Meriwether Circle

Alta, WY 83414

(307) 733-2284

(Name, Address and Telephone Number of Person

to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note.             Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 9 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 523768109	Page 2 of 9 Pages
1	NAME OF REPORTING PERSON Cannell Capital LLC I.R.S. Identification Nos. of above persons (entities only) 94-3366999
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 4,462,022
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 4,462,022
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,462,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.73%*
14	TYPE OF REPORTING PERSON IA

* Based on information set forth on the Form 10-Q of Lee Enterprises, Inc., (the “Company”, “Registrant”, or “LEE”) as filed with the Securities and Exchange Commission on May 10, 2019, there were 57,722,693 shares of Common Stock par value $0.01 per share (the “Shares”), of the Company issued and outstanding as of April 30, 2019.

   As of July 26, 2019 (the “Reporting Date”), the Cuttyhunk Master Portfolio (“Cuttyhunk”), Tristan Partners, L.P. (“Tristan”), the Tristan Offshore Fund Ltd. (“Tristan Offshore”)and Tonga Partners, L.P. (“Tonga”), and collectively with Cuttyhunk, Tristan, and Tristan Offshore, the “Investment Vehicles”), held in the aggregate 4,462,022 Shares.

CUSIP No. 523768109	Page 3 of 9 Pages
1	NAMES OF REPORTING PERSONS I.R.S. Identification Nos. of above persons (entities only) J. Carlo Cannell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC/OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) ☐ or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 4,462,022
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 4,462,022
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,462,022
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐ (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.73%*
14	TYPE OF REPORTING PERSON IN

* Based on information set forth on the Form 10-Q of Company as filed with the Securities and Exchange Commission on May 10, 2019, there were 57,722,693 shares of Common Stock par value $0.01 per Share of Company issued and outstanding as of April 30, 2019.

   As of Reporting Date the Investment Vehicles held in the aggregate 4,462,022 Shares.

CUSIP No. 523768109	Page 4 of 9 Pages

   Cannell Capital LLC acts as the investment adviser to Tonga, Tristan and Tristan Offshore, and the investor sub-adviser for Cuttyhunk. Mr. J. Carlo Cannell is the sole managing member of Cannell Capital LLC. The Reporting Person possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

   This Amendment No. 5 to Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on December 27, 2018, as amended through Amendment No. 4 thereto, which was filed with the Commission on February 4, 2019 (as so amended, the “Schedule 13D”). Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer
The title of the class of equity securities to which this Schedule 13D relates is the Common Stock par value $0.01 per share of Lee Enterprises, Inc., a Delaware corporation.
The address of the principal executive offices of the Company is 201 N. Harrison Street, Suite 600, Davenport, Iowa 5280.
Item 2. Identity and Background
a)

The name of the Reporting Person is J. Carlo Cannell (the “Reporting Person”).

The Reporting Person is the sole managing member of Cannell Capital LLC, an investment sub-adviser for the Cuttyhunk Master Portfolio and investment adviser to the following entities:

Tonga Partners, L.P.

Tristan Partners, L.P.

Tristan Offshore Fund, Ltd.

Set forth in the attached Annex "A" and incorporated herein by reference is a listing of the directors, general partners, managing members and controlling persons of the Reporting Person and the Investment Vehicles (collectively, the “Covered Persons”), and sets forth the principal occupation, citizenship and principal place of business of each Covered Person.

b)	The principal business address of the Reporting Person is: 245 Meriwether Circle Alta, WY 83414
c)	The principal business of the Reporting Person is the performance of investment management and advisory services. The principal business of the Investment Vehicles is investment in securities.
d)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)

Neither the Reporting Person, nor to the best of its knowledge, any of the Investment Vehicles, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

f)

The place of organization of the Reporting Person is as follows:

The citizenship of each Covered Person is set forth on the attached Annex A and incorporated herein by reference.

Mr. J. Carlo Cannell is the Managing Member of Cannell Capital LLC, a Wyoming limited liability company.

Item 3. Source and Amount of Funds or Other Consideration

The securities to which this statement relates were acquired by the Reporting Person using the working capital of each Investment Vehicle as follows:

The Cuttyhunk Master Portfolio: $755,646

Tonga Partners, L.P.: $2,878,341

Tristan Partners, L.P.: $4,432,911

Tristan Offshore Fund, Ltd.: $2,153,211

The Investment Vehicles have invested an aggregate amount of approximately $10,220,109 in the Shares.

CUSIP No. 523768109	Page 5 of 9 Pages

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

   Cannell Capital LLC, on behalf of the Investment Vehicles, identified the Company as an entity satisfying each of the Investment Vehicle’s investment criteria. The Investment Vehicles acquired and continue to hold the Shares as a long-term investment.

   The Reporting Person Files this Amendment to disclose recent Transactions in the Shares.

   The Reporting Person reserve the right to discuss various views and opinions with respect to the Company and its business plans with the Company or the members of its senior management. The discussion of such views and opinions may extend from ordinary day-to-day business operations to matters such as nominees for representation on the Company’s board of directors, senior management decisions and extraordinary business transactions. The Reporting Persons reserve the right to take such action as they may deem necessary from time to time to seek to maximize the value of the Shares. Such actions may include, but may not necessarily be limited to, pursuit of strategic initiatives to enhance shareholder value.
    Notwithstanding the foregoing, the Reporting Persons do not have the intent to, nor are they reserving the right to, engage in a control transaction or any contested solicitation for the election of directors. Subject to the foregoing, the Reporting Persons may engage in any of the other transactions described in the instructions to Item 4 of Schedule 13D. Except as set forth above, the Reporting Persons have no present plans or proposals that relate to or would result in any of such transactions.

Item 5. Interest in Securities of the Issuer

Based on information set forth in the Company’s Form 10-Q as filed with the Securities and Exchange Commission on May 10, 2019, there were 57,722,693 Common Shares issued and outstanding as of April 30, 2019.

(a)  As of the Reporting Date, for the purposes of Reg. Section 240.13d-3, Cannell Capital LLC may be deemed to beneficially own 4,462,022 Shares, or approximately 7.73% of the Shares deemed issued and outstanding as of the Reporting Date.

(b)  Cannell Capital LLC possesses the sole power to vote and to direct the disposition of the Shares held by the Investment Vehicles.

(c)  The following table details the transactions during the sixty days on or prior to the Reporting Date in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Cannell Capital LLC or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which was effected in an ordinary brokerage transaction by Cannell Capital LLC on behalf of the Investment Vehicles).

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Cuttyhunk	05/28/2019	3,968	2.7900	Buy
Cuttyhunk	05/28/2019	1,289	2.8048	Buy
Tonga	05/28/2019	16,102	2.7900	Buy
Tonga	05/28/2019	5,232	2.8048	Buy
Tristan Offshore	05/28/2019	9,741	2.7900	Buy
Tristan Offshore	05/28/2019	3,164	2.8048	Buy
Tristan	05/28/2019	20,189	2.7900	Buy
Tristan	05/28/2019	6,558	2.8048	Buy
Cuttyhunk	05/29/2019	2,286	2.6590	Buy
Cuttyhunk	05/29/2019	1,335	2.7261	Buy
Tonga	05/29/2019	10,464	2.6590	Buy
Tonga	05/29/2019	6,113	2.7261	Buy
Tristan Offshore	05/29/2019	9,433	2.6590	Buy
Tristan Offshore	05/29/2019	5,510	2.7261	Buy
Tristan	05/29/2019	27,817	2.6590	Buy
Tristan	05/29/2019	16,250	2.7261	Buy
Cuttyhunk	05/30/2019	182	2.5600	Buy

CUSIP No. 25065K104	Page 6 of 8 pages

Entity	Date	Quantity	Price Per Share	Form Of Transaction

Tonga	05/30/2019	741	2.5600	Buy
Tristan Offshore	05/30/2019	448	2.5600	Buy
Tristan	05/30/2019	929	2.5600	Buy
Cuttyhunk	07/24/2019	206,180	1.9650	Buy
Tonga	07/24/2019	739,984	1.9650	Buy
Tristan Offshore	07/24/2019	108,229	1.9650	Buy
Tristan	07/24/2019	212,039	1.9650	Buy
Cuttyhunk	07/25/2019	1,832	2.0095	Buy
Tonga	07/25/2019	6,577	2.0095	Buy
Tristan Offshore	07/25/2019	962	2.0095	Buy
Tristan	07/25/2019	1,884	2.0095	Buy
Cuttyhunk	07/26/2019	424	2.0042	Buy
Tonga	07/26/2019	1,522	2.0042	Buy
Tristan Offshore	07/26/2019	223	2.0042	Buy
Tristan	07/26/2019	436	2.0042	Buy

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
None
Item 7. Material to Be Filed as Exhibits
None
CUSIP No. 523768109	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 26, 2019

Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member

CUSIP No. 523768109	Page 8 of 9 Pages

Annex "A"

MANAGERS AND GENERAL PARTNERS OF THE REPORTING PERSON AND THE INVESTMENT VEHICLES

The following sets forth the name, principal occupation, citizenship or jurisdiction of organization and principal place of business of the directors, general partners, managing members or controlling persons of the Reporting Person and the Investment Vehicles (the “Covered Persons”) indicated below:

J. Carlo Cannell
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Cannell Capital LLC
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	J. Carlo Cannell Managing Member Investment Management Wyoming, United States (1)
Tonga Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
The Cuttyhunk Master Portfolio
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Subadviser Investment Management Wyoming, United States (1)
Tristan Partners, L.P.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser and General Partner Investment Management Wyoming, United States (1)
Tristan Offshore Fund, Ltd.
Name: Title or Relationship with Reporting Person: Principal Occupation or Employment: Citizenship or Jurisdiction of Organization: Principal Place of Business:	Cannell Capital LLC Investment Adviser Investment Management Cayman Islands (2)

CUSIP No. 523768109	Page 9 of 9 Pages

Annex "B"

Agreement Regarding the Joint Filing of Schedule 13D

1)	Each of them is individually eligible to use the Schedule 13D to which this Exhibit is attached, and such Schedule 13D is filed on behalf each of them;
2)	Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated:  July 26, 2019

By: /s/ J. Carlo Cannell Name: J. Carlo Cannell
Cannell Capital LLC By: /s/ J. Carlo Cannell Name: J. Carlo Cannell Title: Managing Member